November 4, 2013
VIA EDGAR
The United States Securities and
 Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide VLI Separate Account - 4 Nationwide Life Insurance Company Post-Effective Amendment No. 6 (File No. 333-169879) CIK Number: 0001041357
Dear Mr. Oh:
We are filing this correspondence in relation to the above referenced Registration Statement on behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide VLI Separate Account - 4 (the "Variable Account") which is registered as a unit investment trust under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On September 13, 2013, Nationwide filed Post-Effective Amendment No. 6 to the above referenced Registration Statement. Nationwide received your oral comments to Post-Effective Amendment No. 6 on October 25, 2013. The revisions made to the supplement attached to this letter are as a result of your October 25, 2013 oral comments.
1.	Disclose whether capitalized terms have the same meaning in the supplement as they do in the prospectus.
Response: All capitalized terms in the supplement have the same meaning given to them in the prospectus. The supplement has been modified to reflect this disclosure.
2.	Confirm that the effective date of the Overloan Lapse Protection Rider will be the same as the supplement date.
Response: The effective date of the Overloan Lapse Protection Rider will be the same as the supplement date.
3.	Expand the first bullet under "Eligibility" to include percentages of Insured's Attained Age.
Response: We have revised the first bullet under "Eligibility" to state the following:
•	Indebtedness reaches a certain percentage of the policy's Cash Value (the percentage will range from 84% to 99% based upon the life insurance qualification test and the Insured's Attained Age);
4.	Clarify, in plain English, the last bullet under "Eligibility".
Response: We have revised last bullet under "Eligibility" to state the following:
•	All available partial surrenders not subject to federal income tax have been taken.
5.	Clarify the disclosure listed under item 2 as it relates to the operation of the Death Benefit.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Response: We have revised the disclosure under item 2 related to the operation of the Death Benefit upon invocation of the rider as follows:
2.	The Total Specified Amount will be adjusted to equal the lesser of: (1) the Total Specified Amount immediately before the Rider was invoked; or (2) the Total Specified Amount that will cause the Death Benefit to equal the Minimum Required Death Benefit immediately after the charge for the Rider is deducted. This "new" Total Specified Amount will be used to calculate the Death Benefit pursuant to The Death Benefit provision.
6.	Add clarification to the last sentence of the first paragraph under "Overloan Lapse Protection Rider Charge" to include the range of age-based factors.
Response: We have revised the disclosure under "Overloan Protection Rider Charge" to include the following:
The charge is the product of the policy's Cash Value and an age-based factor ranging from 0.15% to 15.70% as shown in the Policy Data Pages.
7.	For consistency with other tables, add lead-in information above the "Rider Charges" table under "In Summary: Fee Tables".
Response: We have added the following statement above the "Rider Charges" table:
The next table describes the fees and expenses associated with Riders that a policy owner will pay periodically while the policy is In Force, not including mutual fund operating expenses.
8.	Revise the "Disclosure relating to Lapse" section of the supplement to create disclosure that does not require the reader to refer to the full prospectus for context.
Response: The "Disclosure relating to Lapse" section in the supplement has been revised as follows.
Disclosure is added to clarify that a policy owner can prevent the policy from Lapsing due to Indebtedness by invoking the Overloan Lapse Protection Rider.
9.	Revise the "Disclosure relating to Policy Maturity" section of the supplement to create disclosure that does not require the reader to refer to the full prospectus for context.
After further analysis of the "Disclosure related to Policy Maturity" section of the supplement, we have determined that modifications to the disclosure in the prospectus are inapplicable and not necessary.
In addition, Nationwide acknowledges all of the following:
•	that the registrant is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment;
•	that comments by the staff of the Securities and Exchange Commission ("SEC"), or changes to the disclosure in response to SEC staff comments in the filings reviewed by the SEC staff, do not foreclose the SEC from taking any action with respect to the filing; and
•	that the Variable Account may not assert SEC staff comments or any related changes in disclosure as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please contact me direct at 614-677-5276 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life Insurance Company
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

/s/ Christine M. Walkup
Christine M. Walkup
Assistant General Counsel
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Prospectus supplement dated November 8, 2013
to the following prospectus(es):
Nationwide Future Executive VUL prospectus dated May 1, 2013
This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference.
Effective November 8, 2013, 2013, the Overloan Lapse Protection Rider is added to all policies. As such, the following disclosure is added to the prospectus. Note: All capitalized terms in this supplement have the same meaning given to them in the prospectus.
1. Disclosure relating to the function and operation of the rider:
Overloan Lapse Protection Rider
The Overloan Lapse Protection Rider prevents the policy from Lapsing due to Indebtedness by providing a guaranteed paid-up insurance benefit. The Rider is designed to enable the policy owner of a policy with a substantially depleted Cash Value, due to Indebtedness, to potentially avoid the negative tax consequences associated with Lapsing the policy.
Note: Neither the IRS nor the courts have ruled on the tax consequences of invoking the Overloan Lapse Protection Rider. It is possible that the IRS or a court could assert that the Indebtedness should be treated as a distribution, all or a portion of which could be taxable when the Rider is invoked. Consult with a tax advisor regarding the risks associated with invoking this Rider.
Availability
All policies will automatically receive the Overloan Lapse Protection Rider (state law permitting). The Rider is dormant until specifically invoked by the policy owner, at which time a one-time charge is assessed.
Eligibility
The policy owner is eligible to invoke the Rider upon meeting the following conditions:
•	Indebtedness reaches a certain percentage of the policy's Cash Value (the percentage will range from 84% to 99% based upon the life insurance qualification test and the Insured's Attained Age);
•	The Insured is Attained Age 75 or older;
•	The policy is currently In Force and has been In Force for at least 15 years;
•	The policy's Cash Value is at least $100,000; and
•	All available partial surrenders not subject to federal income tax have been taken.
The first time the policy's Indebtedness reaches the percentage that makes the policy eligible for the Rider, Nationwide will notify the policy owner of the policy's eligibility to invoke the Rider. The letter will also describe the Rider, its cost, and its guaranteed benefits. The Rider may be invoked at any time, provided that the above conditions are met.
Note: The Change of Insured Rider will terminate or will need to be terminated by the policy owner prior to invoking the Overloan Lapse Protection Rider. An election to invoke the Overloan Lapse Protection Rider is irrevocable.
After Nationwide receives a request to invoke the Rider, Nationwide will adjust the policy as follows:
1.	If not already in effect, the death benefit option will be changed to Death Benefit Option 1.
2.	The Total Specified Amount will be adjusted to equal the lesser of: (1) the Total Specified Amount immediately before the Rider was invoked; or (2) the Total Specified Amount that will cause the Death Benefit to equal the Minimum Required Death Benefit immediately after the charge for the Rider is deducted. This "new" Total Specified Amount will be used to calculate the Death Benefit pursuant to The Death Benefit provision.
3	Any non-loaned Cash Value (after deduction of the Overloan Lapse Protection Rider charge) will be transferred to the Fixed Account, where it will earn the minimum guaranteed fixed interest rate of the base policy (shown on the Policy Data Page).
After the above adjustments are made, the Indebtedness will continue to grow at the policy's loan charged rate, and the amount in the policy loan account will continue to earn interest at the policy's loan crediting rate. No additional policy charges will be assessed. No further loans may be taken from the policy and no withdrawals may be taken from the policy (except for a full policy surrender). Cash Value may not be transferred out of the Fixed Account. The Death Benefit will be the greater of the Total Specified Amount or the Minimum Required Death Benefit. The policy will remain as described above for the duration of the policy.
Overloan Lapse Protection Rider Charge
The Overloan Lapse Protection Rider Charge is a one-time charge deducted at the time the Rider is invoked, and is assessed against the Cash Value allocated to the Sub-Accounts and the fixed investment options. The charge is intended to cover the administrative costs and to compensate Nationwide for the risks associated with the Rider's guaranteed paid- up death benefit. The charge is the product of the policy's Cash Value and an age-based factor ranging from 0.15% to 15.70% as shown in the Policy Data Pages.
If the Cash Value less Indebtedness is insufficient to satisfy the charge, the Rider cannot be invoked without repaying enough Indebtedness to cover the charge.
Invoking the Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value. Additionally, any benefits paid pursuant to this Rider will reduce the Cash Surrender Value.
2. Disclosure relating to the In Summary: Fee Tables section:
The next table describes the fees and expenses associated with Riders that a policy owner will pay periodically while the policy is In Force, not including mutual fund operating expenses.
Rider Charges
Rider Charge	When Rider Charge is Deducted	Amount Deducted From Cash Value
Overloan Lapse Protection Rider Charge†	Upon invoking the Rider
Maximum:		For policies issued with the guideline premium/cash value corridor test: $42.50 per $1,000 of Cash Value For policies issued with the cash value accumulation test: $157 per $1,000 of Cash Value
Minimum:		$1.50 per $1,000 of Cash Value
Representative: an Attained Age 85 Insured with a Cash Value of $500,000	Upon invoking the Rider	$32 per $1,000 of Cash Value
†	This charge will vary based upon the individual characteristics of the Insured. Representative charges shown in the table may not be representative of the charge that a particular policy owner will pay. Policy owners can request an illustration of specific costs and/or see the Policy's Data Pages for information about specific charges of the policy.
3. Disclosure relating to Lapse:
Disclosure is added to clarify that a policy owner can prevent the policy from Lapsing due to Indebtedness by invoking the Overloan Lapse Protection Rider.